 Exhibit 99.1

CIBC Announces Election of Directors at 2023 Annual Meeting

TORONTO, April 4, 2023 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the nominees listed in its Management Proxy Circular dated February 16, 2023 were elected as Directors of CIBC.

Detailed results of the vote for the election of directors held earlier today at CIBC's Annual Meeting of Shareholders are below.

On a vote by ballot, each of the following 13 nominees proposed by management was elected as a Director of CIBC:

NOMINEES	VOTES FOR		VOTES WITHHELD
Ammar Aljoundi	382,277,032	99.46%	2,056,298	0.54%
Charles J.G. Brindamour	382,698,643	99.57%	1,634,687	0.43%
Nanci E. Caldwell	379,025,026	98.62%	5,308,304	1.38%
Michelle L. Collins	381,442,988	99.25%	2,890,342	0.75%
Luc Desjardins	375,716,984	97.76%	8,616,346	2.24%
Victor G. Dodig	382,879,598	99.62%	1,453,732	0.38%
Kevin J. Kelly	377,485,315	98.22%	6,848,015	1.78%
Christine E. Larsen	383,010,593	99.66%	1,322,737	0.34%
Mary Lou Maher	379,604,302	98.77%	4,729,028	1.23%
William F. Morneau	382,557,396	99.54%	1,775,934	0.46%
Katharine B. Stevenson	381,529,803	99.27%	2,803,527	0.73%
Martine Turcotte	378,639,417	98.52%	5,693,913	1.48%
Barry L. Zubrow	380,056,686	98.89%	4,276,644	1.11%

Final voting results on all matters voted on at the Annual Meeting will be available shortly at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html  and will be filed with Canadian and U.S. securities regulators.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

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%CIK: 0001045520

For further information: Investor Relations: Callen Glass, 416-594-8188, callen.glass@cibc.com; Investor & Financial Communications, Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 18:31e 04-APR-23